June 26, 2006

Securities and Exchange Commission

Division of Corporation Finance

Attention: Larry Spirgel

Washington, D.C. 20549

Re:  iBroadband, Inc.

Form 10-SB Amendment No. 2

Filed June 13, 2006

File No. 0-51918

Dear Mr. Larry Spirgel;

In response to your comments regarding Form 10-SB Amendment No. 2 filed by iBroadband, Inc. on June 13, 2006 we have made the following corrections and responses where required:

Amendment No. 2 to Form 10-SB

General

1.  The company notes Form 10-SB went effective on June 19, 2006 and as a result the company is now subject to the periodic reporting requirements set forth in Section 13(a) of the Exchange Act.

Item 2 Management’s Discussion and Analysis and Results of Operations, page 10

Summary Discussion of Liquidity, Page 10 - 11

2. This discussion has been updated to reflect the company’s financial condition as of March 31, 2006 as follows:

SUMMARY DISCUSSION OF LIQUIDITY

IBT has incurred operating losses since its inception, including net losses of $1,061,404 for the year ended December 31, 2004, $664,645 for its new fiscal year ended September 30, 2005, and $405, 023 for the six months ended March 31, 2006. Management anticipates losses in the foreseeable future.  As of December 31, 2004, September 30, 2005, and March 31, 2006 IBT had cash and accounts receivable totaling $24,687, $3,088 and $11,487 respectively.

As of March 31, 2006 the Company lacks sufficient cash and cash equivalents to fund operations for the next 12 months. The Company suffers monthly losses and relies on continuing loans from its majority shareholder in order to pay its current operating expenses.  If the majority shareholder should at any time be unable or unwilling to fund the Company’s monthly losses, the Company would be unable to continue its business.

3.  The following has been added to address comment number 3 in its entirety:

The majority shareholder’s monthly loans only fund current expenses.  The Company has no cash or cash equivalents to pay its overdue (as of March 31, 2006) $493,579 in Accounts Payable, $1,068,136 in Accrued Expenses and $2,417,166 in outstanding loans.  The largest of the creditors is our majority shareholder, who as of March 31, 2006 is owed $1,963,367.  Currently, none of those creditors, as for example, Hutton Communications, has made any claim or demand for payment.  However, as our certified public accountants have warned, the Company cannot pay its debt without debt forgiveness from creditors.

The Company can only continue in business within the next 12 months if sufficient capital is raised and/or obtain substantial debt relief from creditors.  The Company needs to raise significant new capital to execute successfully its acquisition and consolidation strategy and to continue IBT’s operations.  The Company is currently engaged in efforts to raise capital from both foreign and domestic sources, but it has no agreements in place for any financing.  The Company cannot guarantee that it will be able to raise the necessary capital to continue operations, or if it does raise such capital, that it will be able to operate profitably.

Item 4 Security Ownership of Certain Beneficial Owners and Management, page 14

4. The table of Security ownership of certain beneficial owners has been changed to the following:

Title of Class	Name and Address	Amount & Nature of Beneficial Ownership	Percentage of Class
Common shares	Raymond J. Nawara (1) 14286 Gillis Rd Farmers Branch, TX 75244	16,310,955 Directly and Indirectly	83.05%

The footnotes have been revised as follows:

(1) Raymond J. Nawara directly owns 1,250,000 common shares, 6.36%.  Indirectly Raymond J. Nawara owns 11,916,995 common shares, 60.68% via Uptown Capital Group, 3,000,000 common shares, 15.28% via Nawara Family Trust and 143,960 common shares .73% via Andrea Nawara.  Raymond J. Nawara owns the majority of the outstanding shares of Uptown Capital Group, Inc. and controls that company.

(2) Andrea Nawara, wife of Raymond J. Nawara, is the trustee of the Nawara Family Trust and is solely responsible for the voting of securities owned by the trust.

(3) No directors and officers other than Mr. Nawara own any shares of our common stock.

Under further review we realized the table for Security Ownership of Management was incorrect and we have revised the table accordingly:

Title of Class	Name and Address	Amount & Nature of Beneficial Ownership	Percentage of Class
Common shares	Raymond J. Nawara (1)(2) 14286 Gillis Rd Farmers Branch, TX 75244	16,310,955 Directly and Indirectly	83.05%

Item 6 Executive Compensation, page 17

Director Compensation, page 18

5.  The following has been revised regarding Director Compensation and the special meeting of the Board of Directors, dated April 5, 2005 has been added as exhibit number 99.3.

The following paragraph was removed from Director Compensation:

Mr. Nawara’s compensation increased for the period ending September 30, 2005 from that of year end December 31, 2004, because during the period ending September 30, 2005 he devoted substantially more time and effort in the operation of the Company’s business.

The following paragraph was revised regarding comment number 5:

As per the resolution of the special meeting of the Board of Directors dated April 5, 2005 Mr. Nawara has a Standard Arrangement to be compensated for his services as a director with a gross monthly salary of $5,000 plus the same health insurance benefits enjoyed by the Company’s employees.  There are no other Arrangements with Mr. Nawara for his service as a director.

Report of Independent Registered Public Accounting Firm, page F-1

6.  Our auditors have revised their report to make reference to the restatements of the financial statements.  Columns have been revised where applicable to label the financial statements as restated and a note has been included to the financial statements explaining the restatement.

Forms 10-KSB and 10-QSB have been revised regarding all of these comments.

Signature /s/ Matthew Hutchins

--------------------------------------

Title:  President/CEO